SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                               (Amendment No. 10)

                    Under the Securities Exchange Act of 1934

                            Electric Lightwave, Inc.
                        --------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $.01
                      ------------------------------------
                         (Title of Class of Securities)

                                    284895109
                                    ---------
                                 (CUSIP Number)

                               Scott N. Schneider
                         Citizens Communications Company
                              Three High Ridge Park
                               Stamford, CT 06905

                                 (203) 614-5600

                                 With a copy to:

                               David F. Kroenlein
                                Winston & Strawn
                                 200 Park Avenue
                               New York, NY 10166

                                 (212) 294-6700
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2002
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
CUSIP NO. 284895109

       1.     NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Citizens Communications Company
                    06-0619596

       2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                                   (b) [ ]
       3.     SEC USE ONLY

       4.     SOURCE OF FUNDS
                   WC

       5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

       6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:

        7.    SOLE VOTING POWER
                   0

        8.    SHARED VOTING POWER
                   33,917,783

        9.    SOLE DISPOSITIVE POWER
                   0

       10.    SHARED DISPOSITIVE POWER
                  33,917,783

       11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                  33,917,783

       12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES    [ ]

       13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  100%

       14.    TYPE OF REPORTING PERSON
                  HC

CUSIP NO. 284895109

       1.     NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CUCapital Corp.
                   06-1156876

       2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                                   (b) [ ]

       3.     SEC USE ONLY

       4.     SOURCE OF FUNDS
                  WC

       5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

       6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:

       7.     SOLE VOTING POWER
                  0

       8.     SHARED VOTING POWER
                  33,917,783

       9.     SOLE DISPOSITIVE POWER
                  0

      10.     SHARED DISPOSITIVE POWER
                  33,917,783

      11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                  33,917,783

      12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES    [ ]

      13.     PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  100%

      14.     TYPE OF REPORTING PERSON
                  CO

                                 SCHEDULE 13D/A

     This Amendment No. 10 amends and supplements the Statement on Schedule 13D initially filed on May 30, 2000 and Amendments Nos. 1 through 9 thereto (together "Schedule 13D"), each filed with the Securities and Exchange Commission (the "SEC") by Citizens Communications Company ("Citizens") and CUCapital Corp. ("CUCapital"), which Schedule 13D relates to the Class A Common Stock, par value $.01 (the "Shares") of Electric Lightwave, Inc., a Delaware corporation ("ELI"). This Amendment No. 10 is submitted in connection with the acquisition by Citizens of 100% of the Shares pursuant to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Offer to Purchase") filed by Citizens and ELI Acquisition, Inc., a wholly-owned subsidiary of CUCapital ("Purchaser") with the SEC on May 20, 2002, and the subsequent second-step merger of Purchaser with an into ELI consummated on June 20, 2002.

Item 4.  Purpose of Transaction

     As described in the Offer to Purchase, Citizens commenced the Offer to acquire as many Shares as possible, as a first step in acquiring the entire equity interest in ELI.

     On June 20, 2002, at which time Purchaser owned in excess of 90% of the outstanding Class A Common Stock on an as-converted basis, Purchaser merged with and into ELI through a short-form merger (the "Merger"). In the Merger, each outstanding Share not owned by Citizens and its subsidiaries was converted into the right to receive the same consideration paid in the Offer, without interest, subject to the rights of holders of such Shares to seek appraisal of the fair value of such Shares pursuant to Section 262 of the General Corporation Law of the State of Delaware. As a result of the Offer and the Merger, ELI became an indirect wholly-owned subsidiary of Citizens.

     As of the close of business on May 24, 2002, the Shares no longer traded publicly on any national securities exchange and, as of June 20, 2002, the shares ceased to be authorized to be quoted on any inter-dealer quotation system of a registered national securities association. Furthermore, ELI intends to file a Form 15 with the SEC terminating its registration pursuant to the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer.

     (a) Following the Offer and the Merger, the Reporting Persons indirectly beneficially own all of the Shares.

     (b) Following the Merger, ELI became a direct wholly-owned subsidiary of CUCapital and an indirect wholly-owned subsidiary of Citizens.

     (c) Except in connection with the Offer as set forth in the Offer to Purchase, no person described in Item 2 of this Schedule 13D, as amended, has acquired or diposed of any Shares during the past 60 days. No person, other than as reported in this Schedule 13D, as amended, with respect to ELI, benficially owns and Shares.

Item 7.  Material to be Filed as Exhibits

         Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         CITIZENS COMMUNICATIONS COMPANY

                         By: /s/ Robert J. Larson
                            ------------------------------------------------
                         Name:   Robert J. Larson
                         Title:  Chief Accounting Officer and Vice President

                         CUCAPITAL CORP.

                         By: /s/ Robert J. Larson
                            ------------------------------------------------
                         Name:   Robert J. Larson
                         Title:  Chief Accounting Officer and Vice President


Dated: June 21, 2002